David S. Hunt email: dh@hunt-pc.com	THE HUNT LAW CORPORATION A Professional Corporation 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164

August 18, 2006

Kelly McCusker

Cicely Luckey

Peggy Kim, Esq.

Charito A. Mittelman, Esq.

Securities And Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 0409

Re:

Castle Arch Real Estate Investment Company, L.L.C.

Registration Statement on Form 10SB/A

Amendment Filed May 12, 2006

File No. 0-51230

Dear Mss. McCusker, Luckey, Mittelman and Kim:

We are submitting our sixth amended registration statement on Form 10SB/A. In order to expedite your review of the filings, we are pleased to provide the following itemized responses to your comments. To further aid your review a black-lined copy comparing the latest amendment to the prior amendment is also being submitted:

Results of Operations, page 13

1.

Please update the disclosure to disclose your business plan which appears to now include the additional properties you have acquired and/or purchase rights you have acquired as disclosed on page 14 of the Form 10SB and at the bottom of page 4 of your Form 10 KSB for the period ended 12/31/05.  We note that the disclosure in the Results of Operations introductory paragraph currently only references the acquiring rights to two parcels of land.

We now disclose that we have made deposits on twelve parcels of land.

2.

In the last paragraph on page 13, please disclose the total fees paid to consultants and legal and other professional services since inception.  Please disclose any further anticipated expenses for these services in the next 12 months.

We now state that in 2005 we paid $992,153 in wages plus $418,797 for consulting legal and other professional services. We have paid out $1,383,481 and $773,312 for wages and for consulting legal and other professional services respectively since our inception on April 15, 2004 through March 31, 2006.

Financial Condition, page 13

3.	Please revise to include a discussion of the $1,565,010 promissory note payable to a lender as mentioned in footnote 5 to your financials in your form 10-KSB for the period ended 12/31/05.

On January 5, 2006, we entered into a promissory note in the amount of $1,565,010.  The loan is collateralized by three of our properties and associated water rights purchased. The note has a 90 day term and bears interest at 12% per annum. We repaid that note on or about March 29, 2006 with the proceeds from a new note in the amount of $5,380,293 which is now disclosed.

Properties, page 14

4.

Please expand your disclosure regarding the properties you have “walked away” from to explain why they did not fit your business model and or what other reasons caused you to change your intentions with respect to those properties.

We now state “that the properties no longer appeared to be properties that could be entitled and developed or resold in an appropriate time period, or at a cost profit ratio that our management deemed to be suitable for our business model.”

5.

We note the revised disclosure on page 14 in response to our previous comment 1(a), (b), and (c) and comment 5.  It appears from your disclosure that Mr. Baillio is now responsible for $21 million in costs on the properties which includes the 10.5 million due to you under the Reassignment agreement and another 10.5 million due to the seller of the property.  The mechanics of the Reassignment and Purchase agreement remain unclear.  Please significantly revise your disclosure to address the following:

●	Why Mr. Baillio agreed to pay an additional $10.5 million to you while continuing to be responsible for the $10.5 purchase price to the seller;

●	The amount originally paid by you to Mr. Baillio under the original assignment agreement for the rights to purchase the property;

●	The original purchase price you were required to pay to the seller under the original Assignment agreement;

●	The amount paid by the company to the seller, if any, for the purchase of the property or any earnest deposit made on the property to the seller; and;

●

Please clarify whether the “other deposits and entitlement costs” totaling $180,409 and $149,145, respectively, on page 15 include all deposits and costs paid to Mr. Baillio in connection with the purchase of the properties between the period from the Assignment to the Reassignment.

● Why Mr. Baillio agreed to pay an additional $10.5 million to you while continuing to be responsible for the $10.5 purchase price to the seller.

We cannot speak for Mr. Baillio, but his motivation appears to be the fact that the property has appreciated due to the entitlement improvements, and market conditions which we now state.

● The amount originally paid by you to Mr. Baillio under the original assignment agreement for the rights to purchase the property.

Prior to cancellation of the original assignment we paid costs totaling $180,409 and $149,145 for the Coalinga and Firebaugh properties, respectively.

● The original purchase price you were required to pay to the seller under the original Assignment agreement.

We now disclose that the purchase price for the properties was $3,838,250 and $7,890,900, for Coalinga and Firebaugh respectively.

● The amount paid by the company to the seller, if any, for the purchase of the property or any earnest deposit made on the property to the seller.

We already disclose that “in 2006, we paid an additional $1,000,000 to the sellers of the properties to maintain Mr. Baillio’s purchase rights.”

●

Please clarify whether the “other deposits and entitlement costs” totaling $180,409 and $149,145, respectively, on page 15 include all deposits and costs paid to Mr. Baillio in connection with the purchase of the properties between the period from the Assignment to the Reassignment.

We now confirm that the costs include all deposits and costs paid to Mr. Baillio in connection with the purchase of the properties between the period from the Assignment to the Reassignment.

6.

As a related matter, we note your disclosure on page 14 indicating that Mr. Baillio and your president, Mr. Geringer, and a member of your board have partnered on a “number of business deals, some of which are ongoing.”  To the extent that Mr. Geringer and/or the board member are acting on behalf of the company in partnering with Mr. Baillio, these acts and ventures should be clearly described in your business section and/or Certain Relations and Related Transactions section.  In addition, you should discuss the extent to which Mr. Baillio’s failure to pay the $10.5 million consideration for the Reassignment may impact your operations on any other partnership agreements with Mr. Baillio.

We now disclose Mr. Geringer’s relationship with Mr. Baillio in our Certain Relations and Related Transactions section. See subheading entitled: “Manager’s Involvement in Our Line of Business”. Mr. Baillio’s failure to pay the $10.5 million consideration for the Reassignment will not impact our operations on any other partnership agreements with Mr. Baillio because we do not have any other partnership agreements with Mr. Baillio.

7.	In response to previous comment 7, please clarify the finder’s fee amounts paid on each property.

We have paid no finders fees in connection with property purchases.

Tooele County Properties, page 15

8.	Please clarify whether you anticipate additional entitlement costs prior to obtaining the Tooele City council approvals.

We now state that, “We believe that there may be additional entitlement costs in connection with the Tooele properties between $100 and $300 thousand.”

Kingman Arizona Properties, page 16

9.

Please tell us where you have filed the Kingman Arizona property purchase agreements.  Also, it does not appear that you have filed the Imperial county purchase agreement as request in our previous comment 4.

These contracts are filed with this amendment.

10.

Please disclose amounts paid for entitlement costs on these properties which appear to total $24,475 as mentioned in footnote 5 of your financial statements in your Form 10-KSB for the period ended 12/31/05.

We now state that, “As of the date of this registration statement, we have paid $38,521 in entitlement costs for legal and engineering, including a topographical survey of the properties.”

Certain Relationships and Related Transactions, page 23

11.

Please tell us why you have not included information on the $180,000 paid to certain officers and directors who provided facilities and services to the company as disclosed in footnote 3 to your financials in your 10-KSB for the period ended 12/31/05.  It appears these transactions should be explained in further detail as related transactions in this section.

We have added disclosures to the registration statement: footnote 5 to Item 6 “Executive Compensation”, “Certain Relationships and Related Transactions” and “Offices”.  “Three of our executive officers received $2,000 per month toward reimbursement for expenses. Officer Robert Geringer received $10,000 toward reimbursement of expenses, which included reimbursement for our use of property located at 9595 Wilshire, Suite PH 1000, Beverly Hills, California as our headquarter office. Mr. Geringer controls the primary lessee of the Beverly Hills property.”

 Form 10-QSB for the period ended June 30, 2005

12.

We refer to the issuances of securities to the investors who were introduced to you by other individuals as mentioned in subsection (6) on page 27.  Please further describe the relationship between those individuals and the investors they referred to you.  It is unclear from the disclosure how you determined that those offers did not constitute a general solicitation of securities in violation of Section 5 of the Securities Act.  Please further describe the facts relied upon in claiming the 4(2) exemption for those issuances.  In addition, it appears that the individuals referring investors to you may be acting as brokers as defined under Section 3(a)(4) of the Exchange Act.  Please tell us whether those individuals have registered as brokers pursuant to Section 15 of the Exchange Act.

Excepting the unregistered broker discussion below, in response to your comment 12, we have disclosed substantially the following:

Our Sales Of Securities Did Not Need To Be Registered Because They Were Made To Accredited Investors Only And Were Exempt Under Section 4(2) And Its Rule 506 Safe Harbor And Rule 508.

We believe that all offerings of our securities since our inception have been exempt under Section 4(2) of the Securities Act of 1933 because they were “transactions by an issuer not involving any public offering.” Moreover, we have never issued any of our securities anyone but accredited investors. We rely on the well settled principle set out in SEC v. Ralston Purina Co., 346 U.S. 119 (1953) and its progeny that the definition of accredited investors is intended to include a class of persons not in need of protection under the securities act.

Notwithstanding Ralston and its progeny’s affect on the application of securities laws to issuers who sell securities to only accredited investors, and the plain language of Rule 502(b)(1) of the Securities Act of 1933 which states that “[t]he issuer is not required to furnish the specified information to purchasers when it sells securities under Rule 504, or to any accredited investor”, we have nonetheless always furnished the most recent of the “information contained in an annual report on Form 10-K or 10-KSB under the Exchange Act or in a registration statement on Form S-1, SB-1, SB-2 or S-11 under the Act or on Form 10 or Form 10-SB” as set out by Rule 502(b)(2)(i)(B) of the Securities Act of 1933. Moreover, in addition to the fact that our investors had access to our SEC filings and private placement memoranda which contained information that would otherwise be contained in a registration statement, our investors have access to our management and a relationship with us that enabled them to command access to such information.

In order to ensure that our investors are accredited, we require investors to make signed representations in offering subscription agreements that the investor is accredited. In addition to that representation, we require that each investor fill-out and sign a questionnaire that sets out the basis for their standing as accredited. Finally, and in addition to two forms of attestation of accredited status set out above, members of our management working with potential investors will regularly discuss and confirm the investor’s accredited status.

We believe that our sales of securities fit into Section 4(2)’s safe harbor set out in Regulation D, Rule 506. Due to the fact that our offerings did not have a 6 months safe harbor time period between them as set out by Rule 502, but without admitting integration of the offerings, we are willing to assume integration of all of our past securities offerings. As there is no money limit and no number of investor limit to a Rule 506 offering, we do not lose our exemption on the basis of raising too much money or having too many investors.

As mentioned above, we rely on Rule 506 because it is an “exemption for limited offers and sales without regard to dollar amount of [the] offering” In addition, Rule 506 allows sales to an unlimited number of accredited investors and have never issued any of our securities anyone but accredited investors.  In addition, we qualify for an exemption under Rule 506, because our offers and sales of securities satisfy all the terms and conditions of Rule 501 and Rule 502.

We Did Not Engage in General Solicitation of Securities

Consistent with Rule 502, no members of our management, nor any person acting on our behalf, have offered or sold our securities by any form of general solicitation or general advertising. We are not aware of any act by Castle Arch Real Estate Investment Company, any member of our management or any person acting on our behalf that was an advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio referencing the sale of our securities. Moreover, we are not aware of any act by Castle Arch Real Estate Investment Company, any member of our management or any person acting on our behalf that have held any seminar or meeting whose attendees have been invited by any general solicitation or general advertising. We have not even published a notice of any offering which would have been permitted by Rule 135c.

The majority of our investors had a preexisting relationship with our company, our management or our employees. Many of our other investors had a preexisting relationship with those of our investors with whom we had a preexisting relationship. The balance of our investors were brought to us by one or more registered broker-dealers.

Excepting Registered Brokers, We Do not Believe that Parties Who Have Referred Investors to Us Have Acted As Brokers

In addition to investors who had a preexisting relationship with us or those investors who were brought to us by one or more registered broker-dealers, many of our investors resulted from referrals from our existing investors. In many cases we have paid a referral fee to those referring investors. We do not rely on those referring parties engaging in activities which would effect transactions in securities for the account of other investors. In fact, there is no need for a referring party to do anything other than make referrals. Members of our management meet or speak with all potential investors, provide them with private placement memoranda and respond to their questions. We prohibit referring parties from negotiating any transaction, collecting money or any other act that would constitute acting as a broker. In addition to criminal penalties for paying compensation to a person acting as a broker without registration, the reason that we work directly with potential investors because members of our management can provide a more accurate and compelling description of our operations and business than a third party. Not only does this result in a more satisfied, informed investors, but it also reduces the risk of misrepresentation to the potential investor by a referring party.

We respect the SEC and its mission. We voluntarily registered our common units because we believe that SEC audit and disclosure requirements are good business practices, in the best interest of investors and we would like to be able to register offerings of our securities. We would like to complete the comment rounds to our registration statement so we can move away from private placements and register securities offerings in the future. We believe that our private placements have been compliant with law. In the event that the SEC disputes that position, we are committed to practical solutions that are in the best interest of our investors and maintenance of the integrity of securities regulation. We of course remain available for communication at all times.

Statements of Operations, page 32

13.

We note your response to comment number 9.  As previously requested, you should include a line item on your statement of operations showing net income (loss) available to common stockholder.  This amount is derived by taking your net income (loss) and deducting the dividends declared and accumulated from net income.  Reference is made to paragraph 9 of SFAS 128.

We note your comment regarding the presentation of net income (loss) available to common stockholder and reference to SFAS 128, paragraph 9.  We discussed the matter directly with the SEC and, accordingly, modified our presentation on the statement of operations in the Form SB/A6, Form 10-KSB/A for the year ended December 31, 2005 and Form 10-QSB for the period ended September 30, 2005 to reflect the accumulated preferred dividends accrued for during a given period and the net loss available to common unitholders.

Item 3. Internal Controls and Procedures, page 14

14.

We refer to previous comment 12 and 14.  Previous comment 12 sought the inclusion of your response to comment 15 of our letter dated September 7, 2005 in an amended 10-QSB for the period ended 6/30/05.  The disclosure you have provided in the amended 10-QSB relating to Disclosure Controls and Procedures appears inconsistent with your response to comment 15 in your 11/4/05 letter.  In that letter you indicate that Disclosure Controls and Procedures for the period ended 6/30/05 were deficient and you identified the deficiencies, however, in the amended 10-QSB for the same period you indicate that adequate Disclosure Controls and Procedures exist.  Please revise or advise.  Provide similar revisions, if any, in your amended 10-QSB for the period ended 9/30/05 which also indicated previously that deficiencies existed.

We note your comment regarding the apparent discrepancy between our response to the SEC’s comment 15 in the letter dated 11/04/05 and the Form 10-QSBs for the periods ended 06/30/05 and 09/30/05.  The Disclosure Controls and Procedures for these periods were, in fact, deficient.  Accordingly, we’ve amended the respective filings to reflect these deficiencies.  As indicated in our response in the letter date 11/04/05, as of the fourth quarter of 2005 we had implemented internal controls that address those deficiencies identified and, accordingly, the Disclosure Controls and Procedures for subsequent filings reflect the implemented internal controls.

Exhibits 31.1 and 31.2

15.

We note from your response to comment 10 that one purchased property did not meet the criteria in paragraph 30(d) of SFAS 144.  Please advise us why you continued to reflect this property as held for sale in your amended interim financial statements for the period ended September 30, 2005.

We note your comment regarding the amounts included in properties held for sale at September 30, 2005, and included in the Company’s Form 10-QSB/A filed April 12, 2006.  The recorded amount erroneously included $3,476,961, which amount does not meet the criteria discussed in paragraph 30 of SFAS 144.  Accordingly, this amount has been appropriately reclassed as other properties in the Company’s most recently amended Form 10-QSB for the period ended September 30, 2005.  This reclassification is consistent with our response to the SEC’s Comment 10 dated November 22, 2005.

16.	Please revise the form 10-KSB to comply with the comments above as applicable.

A 10-KSB/A will be filed containing the financials modified per your comments.

We are prepared to address further comments to this filing, if necessary.  Thank you for your assistance in the registration process.

Respectfully,

/s/ David S. Hunt

David S. Hunt

Attorney for Castle Arch Real Estate Investment Company, L.L.C.